

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2020

Richard Stewart
Chief Executive Officer
Achieve Life Sciences, Inc.
1040 West Georgia Street, Suite 1030
Vancouver, British Columbia, V6E 4H1

> **Re: Achieve Life Sciences, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed June 5, 2020**
>   **File No. 333-238970**

Dear Mr. Stewart:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ada D. Sarmento at 202-551-3798 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Chelsea Anderson, Esq.